Towngas
The Hong Kong and China Gas Company Limited

RECEIVED
2004 SEP 27 A 11:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

23 September 2004

Our ref: CS/GL/L/04-23

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6 [redacted]
450 Fifth Street, NW
Washington DC 20
U.S.A.

04045092

BY DHL

Dear Sirs

SUPPL

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. Press Release issued on 7 September 2004;

2. A copy of the newspaper advertisement on 8 September 2004 in respect of "Preliminary Announcement of 2004 Interim Results" and "Notice to Shareholders – 2004 Interim Dividend of HK 12 cents Per Share";

3. A copy of the newspaper advertisement on 8 September 2004 in respect of the "Re-designation of Independent Non-Executive Director";

4. A copy of our 2004 Interim Report; and

5. A copy of the newspaper advertisement on 23 September 2004 in respect of the "Connected Transaction".

Yours faithfully

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

dlw 9/27

Gabriel Li
Corporate Services Manager

GL/pl

Encl

Corporate Services Department 23rd Floor, 363 Java Road, North Point, H.K. Tel: 2963 3288 Fax: 2561 3600 E-mail: gabriel.li@towngas.com

Towngas
The Hong Kong and China Gas Company Limited

Press Release

FOR IMMEDIATE RELEASE

Towngas' 2004 Interim Profit HK$1,766.0 Million

* * *

INTERIM DIVIDEND AMOUNTS TO 12 CENTS PER SHARE

HALF-YEARLY RESULTS

(HONG KONG, SEPTEMBER 7, 2004) -- The Hong Kong and China Gas Company Limited ("Towngas") today announced its unaudited interim results for the six months ended June 30, 2004. The profit attributable to shareholders of the Group amounted to HK$1,766.0 million. Turnover of the Group was HK$4,266.9 million during the period under review.

After adjusting for profits from property investment made by the associated companies and the number of shares repurchased, earnings per share for the six months ended June 30, 2003 amounted to HK31.8 cents. Earnings per share for the six months ended June 30, 2004 amounted to HK31.3 cents, a slight decrease of 1.6 per cent as compared with the corresponding period in 2003.

The Directors of Towngas have declared an interim dividend of HK12 cents per share payable to shareholders whose names are on the register of shareholders on October 8, 2004. The register of shareholders will be closed on Thursday, October 7, 2004 and Friday, October 8, 2004, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, October 25, 2004.

GAS BUSINESS IN HONG KONG

The Group's gas business in Hong Kong maintained steady growth. Total gas sales volume in Hong Kong for the six months ended June 30, 2004 rose by 2.0 per cent over the same period last year. In 2003, commercial and industrial gas sales volume decreased as a result of the adverse impact of the SARS outbreak on the hotel and beverage business. Compared with the same period last year, commercial and industrial gas sales volume for the six months ended June 30, 2004 increased by 5.4 per cent whereas residential gas sales volume maintained a similar level to 2003. As at June 30, 2004, the number of customers was 1,538,751, an increase of 45,891 over the same period last year.

BUSINESS DEVELOPMENT IN CHINA

Geographically, China has immense potential for the development of gas markets and gas projects and its need for energy is substantial. Due to the recent widespread shortage of electricity and coal, coal and petroleum prices remain high. Natural gas, being both environmentally-friendly and economical, has thus become a priority form of energy. The Central Government is now therefore striving to accelerate the growth of natural gas consumption, creating good prospects for the development of the natural gas business on the mainland.

In developing its mainland gas business, the Group has so far concluded city piped gas joint venture projects in 26 cities covering Guangdong Province, East China, Shandong Province and Central China. These joint venture projects include two new projects in Shunde District of Foshan in Guangdong Province and Danyang in Jiangsu Province with joint venture agreements signed this year. The Group has also acquired a 25 per cent equity interest in Anhui Province's midstream natural gas project in order to develop city piped gas projects there.

Since late 2003, the West-to-East gas pipeline project has been supplying natural gas to East China. The Group's joint ventures in Nanjing, Changzhou, Suzhou Industrial Park, Yixing, Maanshan, etc. are now undertaking natural gas conversions and are making good progress. With the foundation of its mainland business being gradually strengthened and its brand name increasingly recognised, the Group is now well-placed to allocate more resources towards developing its business in large-scale cities where investment amounts tend to be higher.

Leveraging its development of city piped gas projects, the Group is now exploring potential investment opportunities in the construction and operation of natural gas distribution networks between cities within provincial areas. Investment in both midstream and downstream city piped gas projects will have a strategic impact on the consolidation of the Group's business in the clean fuel market. In addition, capitalizing on its experience and technical know-how obtained in Hong Kong, the Group is also exploring business prospects for developing other natural gas businesses including natural gas filling stations for vehicles and regional natural gas air-conditioning systems.

The Group's business development on the mainland is progressing in a proper sequence and at an appropriate pace. Market growth of those joint ventures having natural gas supply has been accelerated. This smooth operation underpins good business prospects for the Group's joint ventures.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The business of liquefied petroleum gas (LPG) filling stations is run by the Group's wholly-owned subsidiary company, ECO Energy Company Limited (ECO). As at the end of July 2004, there were 12 dedicated LPG filling stations in Hong Kong, of which five were ECO Stations, and 36 petrol filling stations retrofitted with LPG filling facilities to meet the demand for LPG from the territory's approximately 18,000 taxis and 1,000 light buses. With current market share of approximately 30 per cent, the business of ECO Stations generates steady revenue for the Group.

ECO also entered into an agreement with the operator of the North East New Territories (NENT) landfill in 2003 to install a landfill gas treatment facility at the Ta Kwu Ling site and to connect a 19 km pipeline to the Tai Po gas production plant so as to utilize methane recovered from the landfill gas as an energy source for town gas production. Completion of this project will help both mitigate global warming through reducing emissions on site at NENT and conserve natural resources as the treated landfill gas is used as a fuel to partially replace naphtha.

PROPERTY DEVELOPMENTS

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station project. Over 90 per cent of the shopping mall and office tower of Two International Finance Centre has been leased out. The project's six-star hotel tower and service apartment tower, both to be managed by Four Seasons Hotels and Resorts, are under construction and scheduled for completion by mid-2005.

The Group has a 50 per cent interest in the Grand Promenade, Sai Wan Ho development project. Pre-sale, commencing from early August this year, is progressing well and has received a good response. On completion in 2005, this project will provide 2,020 units, with a total floor area of approximately 1.7 million square feet. The project is expected to yield substantial returns.

The Ma Tau Kok South Plant site is being developed into five residential apartment buildings, providing approximately 2,000 units, with a residential floor area of approximately 980,000 square feet. Including the commercial area, total floor area exceeds 1.1 million square feet. Foundation work has already been completed; construction of the superstructure is now in progress. The project is due for completion in 2006.

BUSINESS OUTLOOK FOR 2004

The Company has not increased its basic gas tariff for the past six years. Nevertheless the Board of Directors will make every effort to maintain its current business performance throughout the year.

- end -

Encl.: Interim results for the first half of 2004 with comparative figures for 2003

September 7, 2004

Issued by A-World Consulting Ltd. on behalf of The Hong Kong and China Gas Co. Ltd.

For press enquiries, please contact:-
Madam Wong Sau Ying/Mr. John Ho
The Hong Kong and China Gas Co. Ltd.
Tel: 2963 3488
Fax: 2516 7368

2004 INTERIM RESULTS ANNOUNCEMENT

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

		Six months ended 30th June	
		2004	2003
	Note	**HK$ M**	HK$ M
Turnover	*1*	**4,266.9**	3,975.6
Operating Profit before Returns on Investments	*2*	**1,966.5**	1,912.6
Investment Income		**88.1**	83.6
Interest Income		**41.2**	47.1
Interest Expense		**(2.9)**	(4.5)
Share of Profits less Losses of Associated Companies		**38.7**	209.7
Share of Profits less Losses of Jointly Controlled Entities		**16.1**	4.0
Profit before Taxation		**2,147.7**	2,252.5
Taxation	*3*	**(370.5)**	(438.5)
Profit after Taxation		**1,777.2**	1,814.0
Minority Interests		**(11.2)**	(8.9)
Profit Attributable to Shareholders		**1,766.0**	1,805.1
Dividends – Interim proposed	*4*	**677.2**	677.2
Earnings per Share, HK cents	*5*	**31.3**	31.8

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	Six months ended 30th June	
	2004	2003
	HK$ M	HK$ M
Gas Sales before Fuel Cost Adjustment	**3,366.7**	3,244.5
Fuel Cost Adjustment	**294.2**	124.9
Gas Sales after Fuel Cost Adjustment	**3,660.9**	3,369.4
Equipment Sales	**383.3**	424.6
Maintenance and Services	**117.5**	115.9
Other Sales	**105.2**	65.7
	4,266.9	3,975.6

2. Operating Profit before Returns on Investments

	Six months ended 30th June	
	2004	2003
	HK$ M	HK$ M
Turnover	**4,266.9**	3,975.6
Less Expenses:		
Stores and Materials Used	**(1,425.4)**	(1,197.6)
Manpower Costs	**(354.3)**	(351.3)
Depreciation	**(222.1)**	(217.5)
Other Operating Items	**(298.6)**	(296.6)
Operating Profit before Returns on Investments	**1,966.5**	1,912.6

3. Taxation

	Six months ended 30th June 2004 HK$ M	2003 HK$ M
Company and Subsidiaries		
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2003:17.5%) on the estimated assessable profit for the period	**353.5**	350.3
Current Taxation - Over provision in prior years	**(26.6)**	-
Deferred Tax relating to the origination and reversal of temporary differences	**33.3**	13.7
Deferred Tax resulting from the increase in tax rate from 16% in 2002 to 17.5% in 2003	**-**	74.5
	360.2	438.5
Share of Taxation attributable to :		
Associated Companies	**(1.2)**	-
Jointly Controlled Entities	**11.5**	-
	370.5	438.5

4. Dividends

	Six months ended 30th June 2004 HK$ M	2003 HK$ M
2003 Final, paid, of HK 23 cents per share (2002 Final: HK 23 cents per share)	**1,298.0**	1,305.3
2004 Interim, proposed, of HK 12 cents per share (2003 Interim: HK 12 cents per share)	**677.2**	677.2
	1,975.2	1,982.5

5. Earnings per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$1,766.0 million (2003: HK$1,805.1 million) and the weighted average of 5,643,651,988 shares in issue (2003: 5,667,556,821 shares after adjusting for the shares repurchased) during the period.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(stock code: 0003)

PRELIMINARY ANNOUNCEMENT OF 2004 INTERIM RESULTS

HALF-YEARLY RESULTS

The Directors are pleased to report that the unaudited profit attributable to shareholders of the Group for the six months ended 30th June 2004 amounted to HK$1,766.0 million.

Highlights of the unaudited results of the Group for the six months ended 30th June 2004 with comparative unaudited figures for the corresponding period in 2003 are shown in the following summary:

	Unaudited Six months ended 30th June	
	2004	2003
Turnover before Fuel Cost Adjustment, HK million dollars	**3,972.7**	3,850.7
Turnover after Fuel Cost Adjustment, HK million dollars	**4,266.9**	3,975.6
Profit Attributable to Shareholders, HK million dollars	**1,766.0**	1,805.1
Earnings per Share, HK cents	**31.3**	31.8
Interim Dividends per Share, HK cents	**12.0**	12.0
Town Gas Sold in Hong Kong, million MJ	**15,142**	14,851
Number of Customers in Hong Kong as at 30th June	**1,538,751**	1,492,860

Profit attributable to shareholders of the Group for the six months ended 30th June 2003 included a sum of over HK$200 million which represented the Group's share of profits arising from the sale of 14 floors of Two International Finance Centre to the Hong Kong Monetary Authority. After adjusting for profits from property investment made by the associated companies and the number of shares repurchased, earnings per share for the six months ended 30th June 2003 amounted to HK31.8 cents. Earnings per share for the six months ended 30th June 2004 amounted to HK31.3 cents, a slight decrease of 1.6 per cent as compared with the corresponding period in 2003.

GAS BUSINESS IN HONG KONG

The Group's gas business in Hong Kong maintained steady growth. Total gas sales volume in Hong Kong for the six months ended 30th June 2004 rose by 2.0 per cent over the same period last year. In 2003, commercial and industrial gas sales volume decreased as a result of the adverse impact of the SARS outbreak on the hotel and beverage business. Compared with the same period last year, commercial and industrial gas sales volume for the six months ended 30th June 2004 increased by 5.4 per cent whereas residential gas sales volume maintained a similar level to 2003. As at 30th June 2004, the number of customers was 1,538,751, an increase of 45,891 over the same period last year.

BUSINESS DEVELOPMENT IN CHINA

Geographically, China has immense potential for the development of gas markets and gas projects and its need for energy is substantial. Due to the recent widespread shortage of electricity and coal, coal and petroleum prices remain high. Natural gas, being both environmentally-friendly and economical, has thus become a priority form of energy. The Central Government is now therefore striving to accelerate the growth of natural gas consumption, creating good prospects for the development of the natural gas business on the mainland.

In developing its mainland gas business, the Group has so far concluded city piped gas joint venture projects in 26 cities covering Guangdong Province, East China, Shandong Province and Central China. These joint venture projects include two new projects in Shunde District of Foshan in Guangdong Province and Danyang in Jiangsu Province with joint venture agreements signed this year. The Group has also acquired a 25 per cent equity interest in Anhui Province's midstream natural gas project in order to develop city piped gas projects there.

Since late 2003, the West-to-East gas pipeline project has been supplying natural gas to East China. The Group's joint ventures in Nanjing, Changzhou, Suzhou Industrial Park, Yixing, Maanshan, etc. are now undertaking natural gas conversions and are making good progress. With the foundation of our mainland business being gradually strengthened and our brand name increasingly recognised, the Group is now well-placed to allocate more resources towards developing its business in large-scale cities where investment amounts tend to be higher.

Leveraging its development of city piped gas projects, the Group is now exploring potential investment opportunities in the construction and operation of natural gas distribution networks between cities within provincial areas. Investment in both midstream and downstream city piped gas projects will have a strategic impact on the consolidation of the Group's business in the clean fuel market. In addition, capitalizing on our experience and technical know-how obtained in Hong Kong, the Group is also exploring business prospects for developing other natural gas businesses including natural gas filling stations for vehicles and regional natural gas air-conditioning systems.

The Group's business development on the mainland is progressing in a proper sequence and at an appropriate pace. Market growth of those joint ventures having natural gas supply has been accelerated. This smooth operation underpins good business prospects for the Group's joint ventures.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The business of liquefied petroleum gas (LPG) filling stations is run by the Group's wholly-owned subsidiary company, ECO Energy Company Limited (ECO). As at the end of July 2004, there were 12 dedicated LPG filling stations in Hong Kong, of which five were ECO Stations, and 36 petrol filling stations retrofitted with LPG filling facilities to meet the demand for LPG from the territory's approximately 18,000 taxis and 1,000 light buses. With current market share of approximately 30 per cent, the business of ECO Stations generates steady revenue for the Group.

ECO also entered into an agreement with the operator of the North East New Territories (NENT) landfill in 2003 to install a landfill gas treatment facility at the Ta Kwu Ling site and to connect a 19 km pipeline to the Tai Po gas production plant so as to utilize methane recovered from the landfill gas as an energy source for town gas production. Completion of this project will help both mitigate global warming through reducing emissions on site at NENT and conserve natural resources as the treated landfill gas is used as a fuel to partially replace naphtha.

PROPERTY DEVELOPMENTS

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station project. Over 90 per cent of the shopping mall and office tower of Two International Finance Centre has been leased out. The project's six-star hotel tower and service apartment tower, both to be managed by Four Seasons Hotels and Resorts, are under construction and scheduled for completion by mid-2005.

The Group has a 50 per cent interest in the Grand Promenade, Sai Wan Ho development project. Pre-sale, commencing from early August this year, is progressing well and has received a good response. On completion in 2005, this project will provide 2,020 units, with a total floor area of approximately 1.7 million square feet. The project is expected to yield substantial returns.

The Ma Tau Kok South Plant site is being developed into five residential apartment buildings, providing approximately 2,000 units, with a residential floor area of approximately 980,000 square feet. Including the commercial area, total floor area exceeds 1.1 million square feet. Foundation work has already been completed; construction of the superstructure is now in progress. The project is due for completion in 2006.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,969 as at 30th June 2004; the number of customers increased by approximately 46,000 compared with the corresponding period in 2003. Overall productivity rose by 3.4 per cent. Total remuneration for employees involved directly in the town gas business amounted to HK$312 million for the six months ended 30th June 2004 compared to HK$313 million for the corresponding period in 2003. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as of 8th October 2004. To enable our Registrars to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 7th October 2004 and Friday, 8th October 2004, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 25th October 2004.

BUSINESS OUTLOOK FOR 2004

The Company has not increased its basic gas tariff for the past six years. Nevertheless the Board of Directors will make every effort to maintain its current business performance throughout the year.

LEE Shau Kee
Chairman

Hong Kong, 7th September 2004

FINANCIAL INFORMATION

Highlights of the Group's Interim Accounts for the first six months ended 30th June 2004 are shown below. The Interim Accounts are unaudited but have been reviewed by our audit committee and external auditors, PricewaterhouseCoopers.

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

	Note	Six months ended 30th June 2004 HK$ M	2003 HK$ M
Turnover	1	**4,266.9**	3,975.6
Operating Profit before Returns on Investments	2	**1,966.5**	1,912.6
Investment Income		**88.1**	83.6
Interest Income		**41.2**	47.1
Interest Expense		**(2.9)**	(4.5)
Share of Profits less Losses of Associated Companies		**38.7**	209.7
Share of Profits less Losses of Jointly Controlled Entities		**16.1**	4.0
Profit before Taxation		**2,147.7**	2,252.5
Taxation	3	**(370.5)**	(438.5)
Profit after Taxation		**1,777.2**	1,814.0
Minority Interests		**(11.2)**	(8.9)
Profit Attributable to Shareholders		**1,766.0**	1,805.1
Dividends – Interim proposed	4	**677.2**	677.2
Earnings per Share, HK cents	5	**31.3**	31.8

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	Six months ended 30th June 2004 HK$ M	2003 HK$ M
Gas Sales before Fuel Cost Adjustment	**3,366.7**	3,244.5
Fuel Cost Adjustment	**294.2**	124.9
Gas Sales after Fuel Cost Adjustment	**3,660.9**	3,369.4
Equipment Sales	**383.3**	424.6
Maintenance and Services	**117.5**	115.9
Other Sales	**105.2**	65.7
	4,266.9	3,975.6

2. Operating Profit before Returns on Investments

	Six months ended 30th June 2004 HK$ M	2003 HK$ M
Turnover	**4,266.9**	3,975.6
Less Expenses:		
Stores and Materials Used	**(1,425.4)**	(1,197.6)
Manpower Costs	**(354.3)**	(351.3)
Depreciation	**(222.1)**	(217.5)
Other Operating Items	**(298.6)**	(296.6)
Operating Profit before Returns on Investments	**1,966.5**	1,912.6

3. Taxation

	Six months ended 30th June 2004 HK$ M	2003 HK$ M
Company and Subsidiaries		
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2003:17.5%) on the estimated assessable profit for the period	353.5	350.3
Current Taxation – Over provision in prior years	(26.6)	–
Deferred Tax relating to the origination and reversal of temporary differences	33.3	13.7
Deferred Tax resulting from the increase in tax rate from 16% in 2002 to 17.5% in 2003	–	74.5
	360.2	438.5
Share of Taxation attributable to:		
Associated Companies	(1.2)	–
Jointly Controlled Entities	11.5	–
	370.5	438.5

4. Dividends

	Six months ended 30th June 2004 HK$ M	2003 HK$ M
2003 Final, paid, of HK23 cents per share (2002 Final: HK23 cents per share)	1,298.0	1,305.3
2004 Interim, proposed, of HK12 cents per share (2003 Interim: HK12 cents per share)	677.2	677.2
	1,975.2	1,982.5

5. Earnings per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$1,766.0 million (2003: HK$1,805.1 million) and the weighted average of 5,643,651,988 shares in issue (2003: 5,667,556,821 shares after adjusting for the shares repurchased) during the period.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 30th June 2004, the Group had a net borrowing position of HK$192 million (31st December 2003: HK$284 million). After taking into account of the trading securities portfolio of HK$251 million (31st December 2003: HK$393 million), the total liquid funds as at 30th June 2004 amounted to HK$59 million (31st December 2003: HK$109 million). In addition, banking facilities available for ready use amounted to HK$1,540 million (31st December 2003: HK$1,465 million).

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure and working capital requirements.

Borrowing Structure

As at 30th June 2004, the Group's bank borrowings amounted to HK$2,831 million (31st December 2003: HK$2,282 million). All the Group's borrowings are unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The net gearing ratio (net borrowing/shareholders' funds) for the Group as at 30th June 2004 and 31st December 2003 stayed healthily at around 1% and 2% respectively.

Contingent Liabilities

As at 30th June 2004, the Group provided guarantees totalling HK$1,109 million (31st December 2003: HK$998 million) in respect of bank borrowing facilities and financial undertaking made available to associated companies and jointly controlled entities.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly denominated in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2004, the investments in securities amounted to HK$950 million (31st December 2003: HK$1,254 million). The performance of the Group's investments in securities was satisfactory.

As at the date of this notice, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Dr. Lee Hon Chiu*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

- *Independent Non-executive Director*

Remark: *All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules in force prior to 31st March 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1st July 2004 under the transitional arrangements, will be published on the Company's and the Stock Exchange's websites in due course.*

Towngas
The Hong Kong and China Gas Company Limited

THE ASIAN WALL STREET JOURNAL 8 September, 2004

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(stock code: 0003)

NOTICE TO SHAREHOLDERS

2004 INTERIM DIVIDEND
HK12 CENTS PER SHARE
CLOSURE OF REGISTER OF SHAREHOLDERS

The Board of Directors has today declared an interim dividend for the year ending 31st December 2004 of HK12 cents per share payable to Shareholders whose names are on the Register of Shareholders on 8th October 2004.

The Register of Shareholders will be closed on Thursday, 7th October 2004 and Friday, 8th October 2004, during which period no transfer of shares will be registered. **In order to qualify for this dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. on Wednesday, 6th October 2004.**

Dividend warrants will be despatched to Shareholders on Monday, 25th October 2004.

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 7th September 2004

As at the date of this notice, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Dr. Lee Hon Chiu*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock code: 0003)

RE-DESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors of the Company announces that Mr. Leung Hay Man, a Non-executive Director of the Company, has been re-designated as an Independent Non-executive Director of the Company with effect from 7th September 2004. Mr. Leung, aged 70, was appointed to the Board of Directors of the Company in 1981. He is an Independent Non-executive Director of Henderson Land Development Company Limited and Henderson Investment Limited and a Non-executive Director of Hong Kong Ferry (Holdings) Company Limited. Mr. Leung does not have any service contract with the Company and is subject to retirement by rotation under the Company's articles of association. Save as disclosed herein, Mr. Leung has no relationship with any directors, senior management or substantial or controlling shareholders of the Company and does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. As a director of the Company, the director's fees payable to him are recommended by the Board and approved by the shareholders of the Company at its general meetings.

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 7th September 2004

As at the date of this notice, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Dr. Lee Hon Chiu*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

Towngas
The Hong Kong and China Gas Company Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0003)

CONNECTED TRANSACTION

The Directors announce that Pathview, a wholly-owned subsidiary of the Company, has granted the Loan Facility to Yieldway, a connected person of the Company.

The Board, including the independent non-executive Directors, considers that the Loan Facility is on normal commercial terms and the grant of the Loan Facility is fair and reasonable so far as the shareholders of the Company are concerned.

The grant of the Loan Facility constitutes a connected transaction of the Company under the Listing Rules. As the applicable percentage ratios are more than 0.1% but less than 2.5%, under Rule 14A.66(2)(a) of the Listing Rules, the Loan Facility is only subject to reporting and announcement requirements and are exempt from independent shareholders' approval requirements. Details of the Loans will be included in the Company's next published annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

BACKGROUND

Yieldway is the holding company of the Development of which Henderson Land is the project manager. The Development is constructed by E Man Construction Company Limited, a wholly-owned subsidiary of Henderson Land. The Company, through Pathview, and Henderson Land, through its wholly-owned subsidiary, hold 50% each of the issued share capital in Yieldway. Pathview has entered into a connected transaction with Yieldway in relation to the Development.

LOAN FACILITY

In order to finance the Development, Pathview, which holds 50% of the entire issued share capital of Yieldway, has granted the Loan Facility to Yieldway pursuant to which Pathview agreed, upon demand by Yieldway, to provide loans to Yieldway in proportion to its shareholding in Yieldway. As a holder of 50% of the entire issued share capital of Yieldway, the wholly-owned subsidiary of Henderson Land has also granted a loan facility for the same amount and on the same terms and conditions as the Loan Facility.

Parties:	Pathview and Yieldway (an associate of Henderson Land)
Date:	22 September 2004
Amount of Loan Facility:	The maximum amount of Loans available to Yieldway under the Loan Facility is limited to HK$110,000,000. As Yieldway is indirectly owned as to 50% by each of the Company and Henderson Land, no security was provided by Yieldway in respect of the Loan Facility and likewise in respect of the facility provided by Henderson Land to Yieldway.
Interest rate:	Interest rate on each Loan will be equal to the aggregate of (i) 2% per annum and (ii) the rate (which is not subject to any cap) determined by Pathview and notified to Yieldway on the relevant drawdown date expressed as a percentage rate per annum reflecting Pathview's cost of funding for that Loan. Where necessary, Pathview may seek external funding from third party banks for its commitments under the Loan. As a wholly-owned subsidiary of the Company, Pathview can obtain external funding at a very competitive rate from major commercial banks in Hong Kong.
Default interest rate:	Default interest on any overdue sum will be payable on demand at the rate of 2% per annum above such aggregate rate as referred to in the paragraph "Interest rate" above.
Term:	The last drawdown date under the Loan Facility will be 31 July 2005, being the scheduled completion date of the construction of the Development.
Repayment:	Yieldway shall repay to Pathview the Loans in full on the earlier of the actual completion date of the construction of the Development (which is expected to be in the third quarter of 2005) and 31 December 2005. Yieldway may, by giving not less than 2 days' prior notice to Pathview, prepay any Loan in whole or in part without premium or penalty.

GENERAL

The Company's principal areas of business are the production, distribution and marketing of town gas and related activities.

Henderson Land, through its subsidiaries, is entitled to exercise, or control the exercise of, 10% or more of the voting power of the Company at its general meeting and is therefore a substantial shareholder of the Company. As Henderson Land, through its wholly-owned subsidiary, is entitled to exercise, or control the exercise of, 30% or more of the voting power of Yieldway at its general meeting, Yieldway is an associate of Henderson Land and hence a connected person of the Company.

The Board, including the independent non-executive Directors, confirms that the terms of the Loan Facility (including the interest rate and default interest rate) were determined by Pathview and Yieldway based on a cost analysis of providing the Loan as against obtaining external funding from commercial banks generally. From Pathview's perspective, the Loan Facility was granted on terms no less favourable than those offered by third party banks. The Board considers that financing the Development by way of shareholders' loans is relatively simple and straight-forward, and provides a flexible alternative to Yieldway obtaining funding directly from the banks, which would otherwise require security by way of parent company guarantees. In addition, Pathview will also earn the interest margin of 2% under the Loan Facility irrespective of whether the Loan Facility is financed from internal or external sources. In view of the above, the Board, including the independent non-executive Directors, considers that the Loan Facility is on normal commercial terms (or better to the Company) and the granting of the Loan Facility is fair and reasonable so far as the shareholders of the Company are concerned.

The grant of the Loan Facility constitutes a connected transaction of the Company under the Listing Rules. As the applicable percentage ratios are more than 0.1% but less than 2.5%, under Rule 14A.66(2)(a) of the Listing Rules, the Loan Facility is only subject to reporting and announcement requirements and are exempt from independent shareholders' approval requirements. Details of the Loans will be included in the Company's next published annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

Between 31 March 2004 and 29 July 2004, Pathview has advanced, in aggregate, an amount of approximately HK$108,000,000 to Yieldway on the same terms and conditions as the Loan Facility. The parties had not entered into any agreement in respect of these loans. This principal amount, together with accrued interest of approximately HK$624,000, has been fully repaid by Yieldway on 16 August 2004. The Company should have disclosed details of these loans at the material times but inadvertently did not disclose details of such loans under Rule

2004

Interim Report

Towngas

The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED
2004 INTERIM REPORT

To Shareholders

Dear Sir or Madam,

HALF-YEARLY RESULTS

The Directors are pleased to report that the unaudited profit attributable to shareholders of the Group for the six months ended 30th June 2004 amounted to HK$1,766.0 million.

Highlights of the unaudited results of the Group for the six months ended 30th June 2004 with comparative unaudited figures for the corresponding period in 2003 are shown in the following summary:

	Unaudited Six months ended 30th June	
	2004	2003
Turnover before Fuel Cost Adjustment, HK million dollars	**3,972.7**	3,850.7
Turnover after Fuel Cost Adjustment, HK million dollars	**4,266.9**	3,975.6
Profit Attributable to Shareholders, HK million dollars	**1,766.0**	1,805.1
Earnings per Share, HK cents	**31.3**	31.8
Interim Dividends per Share, HK cents	**12.0**	12.0
Town Gas Sold in Hong Kong, million MJ	**15,142**	14,851
Number of Customers in Hong Kong as at 30th June	**1,538,751**	1,492,860

Profit attributable to shareholders of the Group for the six months ended 30th June 2003 included a sum of over HK$200 million which represented the Group's share of profits arising from the sale of 14 floors of Two International Finance Centre to the Hong Kong Monetary Authority. After adjusting for profits from property investment made by the associated companies and the number of shares repurchased, earnings per share for the six months ended 30th June 2003 amounted to HK31.8 cents. Earnings per share for the six months ended 30th June 2004 amounted to HK31.3 cents, a slight decrease of 1.6 per cent as compared with the corresponding period in 2003.

Details of the financial statements are shown on pages 4 to 14 of this Interim Report.

GAS BUSINESS IN HONG KONG

The Group's gas business in Hong Kong maintained steady growth. Total gas sales volume in Hong Kong for the six months ended 30th June 2004 rose by 2.0 per cent over the same period last year. In 2003, commercial and industrial gas sales volume decreased as a result of the adverse impact of the SARS outbreak on the hotel and beverage business. Compared with the same period last year, commercial and industrial gas sales volume for the six months ended 30th June 2004 increased by 5.4 per cent whereas residential gas sales volume maintained a similar level to 2003. As at 30th June 2004, the number of customers was 1,538,751, an increase of 45,891 over the same period last year.

BUSINESS DEVELOPMENT IN CHINA

Geographically, China has immense potential for the development of gas markets and gas projects and its need for energy is substantial. Due to the recent widespread shortage of electricity and coal, coal and petroleum prices remain high. Natural gas, being both environmentally-friendly and economical, has thus become a priority form of energy. The Central Government is now therefore striving to accelerate the growth of natural gas consumption, creating good prospects for the development of the natural gas business on the mainland.

In developing its mainland gas business, the Group has so far concluded city piped gas joint venture projects in 26 cities covering Guangdong Province, East China, Shandong Province and Central China. These joint venture projects include two new projects in Shunde District of Foshan in Guangdong Province and Danyang in Jiangsu Province with joint venture agreements signed this year. The Group has also acquired a 25 per cent equity interest in Anhui Province's midstream natural gas project in order to develop city piped gas projects there.

Since late 2003, the West-to-East gas pipeline project has been supplying natural gas to East China. The Group's joint ventures in Nanjing, Changzhou, Suzhou Industrial Park, Yixing, Maanshan, etc. are now undertaking natural gas conversions and are making good progress. With the foundation of our mainland business being gradually strengthened and our brand name increasingly recognised, the Group is now well-placed to allocate more resources towards developing its business in large-scale cities where investment amounts tend to be higher.

Leveraging its development of city piped gas projects, the Group is now exploring potential investment opportunities in the construction and operation of natural gas distribution networks between cities within provincial areas. Investment in both midstream and downstream city piped gas projects will have a strategic impact on the consolidation of the Group's business in the clean fuel market. In addition, capitalising on our experience and technical know-how obtained in Hong Kong, the Group is also exploring business prospects for developing other natural gas businesses including natural gas filling stations for vehicles and regional natural gas air-conditioning systems.

The Group's business development on the mainland is progressing in a proper sequence and at an appropriate pace. Market growth of those joint ventures having natural gas supply has been accelerated. This smooth operation underpins good business prospects for the Group's joint ventures.

ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

The business of liquefied petroleum gas (LPG) filling stations is run by the Group's wholly-owned subsidiary company, ECO Energy Company Limited (ECO). As at the end of July 2004, there were 12 dedicated LPG filling stations in Hong Kong, of which five were ECO Stations, and 36 petrol filling stations retrofitted with LPG filling facilities to meet the demand for LPG from the territory's approximately 18,000 taxis and 1,000 light buses. With current market share of approximately 30 per cent, the business of ECO Stations generates steady revenue for the Group.

ECO also entered into an agreement with the operator of the North East New Territories (NENT) landfill in 2003 to install a landfill gas treatment facility at the Ta Kwu Ling site and to connect a 19 km pipeline to the Tai Po gas production plant so as to utilise methane recovered from the landfill gas as an energy source for town gas production. Completion of this project will help both mitigate global warming through reducing emissions on site at NENT and conserve natural resources as the treated landfill gas is used as a fuel to partially replace naphtha.

PROPERTY DEVELOPMENTS

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station project. Over 90 per cent of the shopping mall and office tower of Two International Finance Centre has been leased out. The project's six-star hotel tower and service apartment tower, both to be managed by Four Seasons Hotels and Resorts, are under construction and scheduled for completion by mid-2005.

The Group has a 50 per cent interest in the Grand Promenade, Sai Wan Ho development project. Pre-sale, commencing from early August this year, is progressing well and has received a good response. On completion in 2005, this project will provide 2,020 units, with a total floor area of approximately 1.7 million square feet. The project is expected to yield substantial returns.

The Ma Tau Kok South Plant site is being developed into five residential apartment buildings, providing approximately 2,000 units, with a residential floor area of approximately 980,000 square feet. Including the commercial area, total floor area exceeds 1.1 million square feet. Foundation work has already been completed; construction of the superstructure is now in progress. The project is due for completion in 2006.

EMPLOYEES AND PRODUCTIVITY

The number of employees engaged in the town gas business was 1,969 as at 30th June 2004; the number of customers increased by approximately 46,000 compared with the corresponding period in 2003. Overall productivity rose by 3.4 per cent. Total remuneration for employees involved directly in the town gas business amounted to HK$312 million for the six months ended 30th June 2004 compared to HK$313 million for the corresponding period in 2003. The Group offers our employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as of 8th October 2004. To enable our Registrars to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 7th October 2004 and Friday, 8th October 2004, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 25th October 2004.

BUSINESS OUTLOOK FOR 2004

The Company has not increased its basic gas tariff for the past six years. Nevertheless the Board of Directors will make every effort to maintain its current business performance throughout the year.

LEE Shau Kee
Chairman

Hong Kong, 7th September 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
for the six months ended 30th June

	Note	**2004** **HK$ M**	2003 HK$ M
Turnover	2	**4,266.9**	3,975.6
Operating Profit before Returns on Investments	3	**1,966.5**	1,912.6
Investment Income		**88.1**	83.6
Interest Income		**41.2**	47.1
Interest Expense		**(2.9)**	(4.5)
Share of Profits less Losses of Associated Companies		**38.7**	209.7
Share of Profits less Losses of Jointly Controlled Entities		**16.1**	4.0
Profit before Taxation	4	**2,147.7**	2,252.5
Taxation	5	**(370.5)**	(438.5)
Profit after Taxation		**1,777.2**	1,814.0
Minority Interests		**(11.2)**	(8.9)
Profit Attributable to Shareholders		**1,766.0**	1,805.1
Dividends – Interim Proposed	6	**677.2**	677.2
Earnings per Share, HK cents	7	**31.3**	31.8

CONSOLIDATED BALANCE SHEET
as at 30th June 2004

	Note	**Unaudited At 30th June 2004 HK$ M**	Audited At 31st December 2003 HK$ M
Assets			
Non-Current Assets			
Fixed Assets	8	**10,019.4**	9,644.3
Associated Companies		**2,654.2**	2,703.8
Jointly Controlled Entities		**3,108.1**	2,558.9
Investment Securities		**698.7**	861.3
		16,480.4	15,768.3
Current Assets			
Property under Development for Sale		**1,143.8**	1,105.7
Inventories		**665.5**	658.5
Debtors and Payment in Advance	9	**1,804.2**	1,688.9
Housing Loans to Staff		**137.1**	147.5
Trading Securities		**250.8**	392.6
Time Deposits, Cash and Bank Balances		**2,639.2**	1,998.2
		6,640.6	5,991.4
Current Liabilities			
Trade and Other Payables	10	**(718.9)**	(700.4)
Provision for Taxation		**(395.5)**	(221.8)
Bank Loans and Overdrafts		**(2,830.6)**	(2,281.5)
		(3,945.0)	(3,203.7)
Net Current Assets		**2,695.6**	2,787.7
Total Assets Less Current Liabilities		**19,176.0**	18,556.0
Non-Current Liabilities			
Customers' Deposits		**(913.5)**	(890.3)
Deferred Taxation		**(938.3)**	(905.0)
Deferred Liabilities		**(86.4)**	(56.7)
		(1,938.2)	(1,852.0)
Minority Interests		**(288.3)**	(222.5)
Net Assets		**16,949.5**	16,481.5
Capital and Reserves			
Share Capital	11	**1,410.9**	1,410.9
Share Premium		**3,907.8**	3,907.8
Reserves	12	**10,953.6**	9,864.8
Proposed Dividend	12	**677.2**	1,298.0
		16,949.5	16,481.5

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

for the six months ended 30th June

	2004	2003
	HK$ M	HK$ M
Net Cash Inflow from Operating Activities	**1,966.8**	1,695.9
Net Cash (Used in)/Inflow from Investing Activities	**(683.1)**	620.4
Net Cash Used in Financing Activities	**(737.0)**	(2,952.3)
Increase/(Decrease) in Cash and Cash Equivalents	**546.7**	(636.0)
Cash and Cash Equivalents at 1st January	**1,589.9**	2,142.7
Effect of Foreign Exchange Rate Changes	**1.9**	–
Cash and Cash Equivalents at 30th June	**2,138.5**	1,506.7
Analysis of Balances of Cash and Cash Equivalents		
Net Cash at Bank and in Hand	**377.6**	128.5
Time Deposits up to three months	**1,769.8**	1,394.4
Bank Overdrafts	**(8.9)**	(16.2)
	2,138.5	1,506.7

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
for the six months ended 30th June

	Note	**2004 HK$ M**	2003 HK$ M
Total Equity as at 1st January		**16,481.5**	15,828.6
Profit Attributable to Shareholders for the period	12	**1,766.0**	1,805.1
Dividends Paid	6		
2002 Final Dividend Paid		**–**	(1,305.3)
2003 Final Dividend Paid		**(1,298.0)**	–
Shares Repurchased		**–**	(450.6)
Total Equity as at 30th June		**16,949.5**	15,877.8

NOTES TO THE INTERIM ACCOUNTS (UNAUDITED)

1. Basis of Preparation and Accounting Policies

These unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited. These interim accounts should be read in conjunction with the 2003 annual accounts.

These interim accounts have been prepared on a basis consistent with the principal accounting policies adopted in the annual accounts for the year ended 31st December 2003.

During the period, the Directors have reviewed the useful life of the production plant at Tai Po and considered it appropriate to revise the estimated useful life from 25 years to 30 years. This represents a change in accounting estimates and the Group's depreciation charge for the current period was reduced by approximately HK$10.4 million.

2. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	Six months ended 30th June	
	2004	2003
	HK$ M	HK$ M
Gas Sales before Fuel Cost Adjustment	**3,366.7**	3,244.5
Fuel Cost Adjustment	**294.2**	124.9
Gas Sales after Fuel Cost Adjustment	**3,660.9**	3,369.4
Equipment Sales	**383.3**	424.6
Maintenance and Services	**117.5**	115.9
Other Sales	**105.2**	65.7
	4,266.9	3,975.6

3. Operating Profit before Returns on Investments

	Six months ended 30th June	
	2004	2003
	HK$ M	HK$ M
Turnover	**4,266.9**	3,975.6
Less Expenses:		
Stores and Materials Used	**(1,425.4)**	(1,197.6)
Manpower Costs	**(354.3)**	(351.3)
Depreciation	**(222.1)**	(217.5)
Other Operating Items	**(298.6)**	(296.6)
Operating Profit before Returns on Investments	**1,966.5**	1,912.6

4. Profit before Taxation

	Six months ended 30th June	
	2004	2003
	HK$ M	HK$ M
Profit before Taxation is stated after crediting and charging the following:		
Crediting:		
Dividend Income from Equity Securities		
– Listed	**17.8**	24.5
– Unlisted	**0.8**	–
Interest Income from Debt Securities		
– Listed	**5.9**	19.7
– Unlisted	**6.7**	5.5
Net Realised and Unrealised Gains on Investments in Securities	**57.9**	53.3
Charging:		
Cost of Inventories Sold	**1,584.6**	1,363.2

5. Taxation

	Six months ended 30th June	
	2004	2003
	HK$ M	HK$ M
Company and Subsidiaries		
Current Taxation – Provision for Hong Kong Profits Tax at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the period	**353.5**	350.3
Current Taxation – Over provision in prior years	**(26.6)**	–
Deferred Taxation relating to the origination and reversal of temporary differences	**33.3**	13.7
Deferred Taxation resulting from the increase in tax rate from 16% in 2002 to 17.5% in 2003	**–**	74.5
	360.2	438.5
Share of Taxation attributable to:		
Associated Companies	**(1.2)**	–
Jointly Controlled Entities	**11.5**	–
	370.5	438.5

6. Dividends

	Six months ended 30th June	
	2004	2003
	HK$ M	HK$ M
2003 Final, paid, of HK23 cents per share (2002 Final: HK23 cents per share)	**1,298.0**	1,305.3
2004 Interim, proposed, of HK12 cents per share (2003 Interim: HK12 cents per share)	**677.2**	677.2
	1,975.2	1,982.5

7. Earnings per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$1,766.0 million (2003: HK$1,805.1 million) and the weighted average of 5,643,651,988 shares in issue (2003: 5,667,556,821 shares after adjusting for the shares repurchased) during the period.

8. Fixed Assets

	Land HK$ M	Properties under Development HK$ M	Buildings, Plant, Mains and Other Equipment HK$ M	Total HK$ M
Cost				
At 1st January 2004	**1,921.3**	**204.4**	**12,849.7**	**14,975.4**
Additions	**0.7**	**5.4**	**591.5**	**597.6**
Disposals	**–**	**–**	**(67.0)**	**(67.0)**
At 30th June 2004	**1,922.0**	**209.8**	**13,374.2**	**15,506.0**
Accumulated Depreciation				
At 1st January 2004	**335.0**	**–**	**4,996.1**	**5,331.1**
Charge for the period	**19.9**	**–**	**202.2**	**222.1**
Disposals	**–**	**–**	**(66.6)**	**(66.6)**
At 30th June 2004	**354.9**	**–**	**5,131.7**	**5,486.6**
Net Book Value				
At 30th June 2004	**1,567.1**	**209.8**	**8,242.5**	**10,019.4**
At 31st December 2003	1,586.3	204.4	7,853.6	9,644.3

9. Debtors and Payment in Advance

	At 30th June 2004 HK$ M	At 31st December 2003 HK$ M
Trade Debtors *(Note a)*	**1,128.1**	1,034.0
Other Debtors and Receivables *(Note b)*	**631.3**	596.0
Payment in Advance	**44.8**	58.9
	1,804.2	1,688.9

9. Debtors and Payment in Advance *(continued)*

Notes

(a) The Group has established credit policies for different types of customers. The credit period offered for trade debtors ranges from 30 to 60 days. These are subject to periodic review by management. As at 30th June 2004, the aging analysis of the trade debtors, net of provision, was as follows:

	At 30th June 2004 HK$ M	At 31st December 2003 HK$ M
0 – 30 days	**943.3**	870.7
31 – 60 days	**46.6**	43.2
61 – 90 days	**20.3**	25.8
Over 90 days	**117.9**	94.3
	1,128.1	1,034.0

(b) Other debtors and receivables include HK$256.0 million (31st December 2003: HK$256.0 million) prepayment for investment in a PRC joint venture.

10. Trade and Other Payables

	At 30th June 2004 HK$ M	At 31st December 2003 HK$ M
Trade Creditors *(Note)*	**142.8**	126.3
Other Creditors and Accruals	**576.1**	574.1
	718.9	700.4

Note

At 30th June 2004, the aging analysis of the trade creditors was as follows:

	At 30th June 2004 HK$ M	At 31st December 2003 HK$ M
0 – 30 days	**114.9**	109.9
31 – 60 days	**14.3**	5.3
61 – 90 days	**2.1**	1.9
Over 90 days	**11.5**	9.2
	142.8	126.3

11. Share Capital

	Number of Shares		Nominal Value	
	At 30th June 2004	At 31st December 2003	**At 30th June 2004 HK$ M**	At 31st December 2003 HK$ M
Authorised:				
Ordinary Shares of HK$0.25 each	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
Issued and Fully Paid:				
At beginning of period/year	**5,643,651,988**	5,690,855,988	**1,410.9**	1,422.7
Shares Repurchased	**–**	(47,204,000)	**–**	(11.8)
At end of period/year	**5,643,651,988**	5,643,651,988	**1,410.9**	1,410.9

12. Reserves

	Properties Revaluation Reserve HK$ M	General Reserve HK$ M	Capital Redemption Reserve HK$ M	Unappropriated Profits HK$ M	Total HK$ M
At 1st January 2004	3,061.4	3,320.0	156.0	3,327.4	9,864.8
Profit Attributable to Shareholders	–	–	–	1,766.0	1,766.0
2003 Final Dividend proposed	–	–	–	1,298.0	1,298.0
2003 Final Dividend paid	–	–	–	(1,298.0)	(1,298.0)
At 30th June 2004	3,061.4	3,320.0	156.0	5,093.4	11,630.8
Balance after 2004 Interim Dividend proposed	3,061.4	3,320.0	156.0	4,416.2	10,953.6
2004 Interim Dividend proposed	–	–	–	677.2	677.2
	3,061.4	3,320.0	156.0	5,093.4	11,630.8

13. Contingent Liabilities

Guarantees have been executed in respect of banking facilities as follows:

	At 30th June 2004 HK$ M	At 31st December 2003 HK$ M
Associated Companies	**998.0**	998.0
Jointly Controlled Entities	**110.9**	–
	1,108.9	998.0

Save as disclosed above, the Group did not have any further contingent liabilities as at 30th June 2004.

14. Commitments

(a) Capital expenditure for fixed assets

	At 30th June 2004 HK$ M	At 31st December 2003 HK$ M
Authorised but not brought into the accounts at end of period/year	**760.3**	691.0
Of which, contracts had been entered into at end of period/year	**447.6**	379.6

(b) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant PRC gas projects. The directors estimate that the Group's share of projected funds requirements of these projects would be approximately HK$255.6 million (31st December 2003: HK$358.7 million) which represents the attributable portion of the capital and loan contributions to be made to the joint ventures.

15. Related Party Transactions

There were no significant related party transactions undertaken by the Group at any time during the six-month period.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 30th June 2004, the Group had a net borrowing position of HK$192 million (31st December 2003: HK$284 million). After taking into account of the trading securities portfolio of HK$251 million (31st December 2003: HK$393 million), the total liquid funds as at 30th June 2004 amounted to HK$59 million (31st December 2003: HK$109 million). In addition, banking facilities available for ready use amounted to HK$1,540 million (31st December 2003: HK$1,465 million).

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure and working capital requirements.

Borrowing Structure

As at 30th June 2004, the Group's bank borrowings amounted to HK$2,831 million (31st December 2003: HK$2,282 million). All the Group's borrowings are unsecured and have a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. The net gearing ratio (net borrowing/ shareholders' funds) for the Group as at 30th June 2004 and 31st December 2003 stayed healthily at around 1 per cent and 2 per cent respectively.

Contingent Liabilities

As at 30th June 2004, the Group provided guarantees totalling HK$1,109 million (31st December 2003: HK$998 million) in respect of bank borrowing facilities and financial undertaking made available to associated companies and jointly controlled entities.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for the Group's subsidiaries and joint ventures in mainland China are however predominantly denominated in the local currency, Renminbi.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2004, the investments in securities amounted to HK$950 million (31st December 2003: HK$1,254 million). The performance of the Group's investments in securities was satisfactory.

OTHER INFORMATION

Corporate Governance

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this Interim Report, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Audit Committee

An audit committee was formed in May 1996 to review and supervise the financial reporting process and internal control of the Company. An audit committee meeting was held in August 2004 to review the unaudited interim accounts for the six months ended 30th June 2004. PricewaterhouseCoopers, the Group's external auditors, have carried out a review of the unaudited interim accounts for the six months ended 30th June 2004 in accordance with the Statement of Auditing Standards 700 "Engagement to review interim financial reports" issued by the Hong Kong Society of Accountants. An unmodified review report was issued subsequent to the review.

Purchase, Sale or Redemption Of Own Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its own shares during the six months ended 30th June 2004.

During the month of July 2004, the Company repurchased 4,923,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$64,392,650 before expenses. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term.

Financial Assistance and Guarantees to Affiliated Companies

As at 30th June 2004, the Group has provided financial assistance and guarantees to its associated companies and jointly controlled entities (collectively "affiliated companies") totalling HK$5,507 million, representing approximately 32 per cent of the Group's net assets. Pursuant to Practice Note 19 of the Listing Rules in force prior to 31st March 2004, which remains applicable to results announcements in respect of accounting periods commencing before 1st July 2004 under the transitional arrangements, a proforma combined balance sheet of the affiliated companies as at 30th June 2004 is set out below:

	HK$ M
Non-Current Assets	26,757
Current Assets	2,064
Current Liabilities	(1,570)
Non-Current Liabilities	(22,256)
Net Assets	**4,995**
Share Capital	1,621
Reserves	3,374
Capital and Reserves	**4,995**

As at 30th June 2004, the consolidated attributable interest of the Group in these affiliated companies amounted to HK$1,328 million.

Loans to associated companies of HK$2,126 million are mainly for the financing of properties development projects and the amounts are unsecured, interest free and have no fixed terms of repayment.

Loans to jointly controlled entities of HK$2,272 million include loan to a joint venture with Henderson Land Development Limited for the Sai Wan Ho property development project, which is unsecured, interest bearing and has no fixed terms of repayment. Other loans to jointly controlled entities are all provided to our PRC joint ventures, which are unsecured, interest free and have no fixed terms of repayment.

Particulars of the guarantees of banking facilities and committed capital injection for the affiliated companies are shown in Notes 13 and 14(b) to the interim accounts.

Disclosure of Interests

A. *Directors*

As at 30th June 2004 the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Shares

Name of Company	Director	Personal Interests	Family Interests	Corporate Interests	Other	Total	%**
The Hong Kong and China Gas Company Limited	Dr. Lee Shau Kee	3,226,174		2,157,017,776 *(Note 5)*		2,160,243,950	38.28
	Mr. Liu Lit Man	1,672,894				1,672,894	0.03
	Dr. The Hon. David Li Kwok Po	12,022,832				12,022,832	0.21
	Mr. Ronald Chan Tat Hung	1,940				1,940	0.00
	Mr. Lee Ka Kit				2,157,017,776 *(Note 4)*	2,157,017,776	38.22
	Mr. Chan Wing Kin	102,825*				102,825*	0.00
	Mr. Kwan Yuk Choi	36,300	41,129			77,429	0.00
	Mr. Lee Ka Shing				2,157,017,776 *(Note 4)*	2,157,017,776	38.22

Name of Company	Director	Personal Interests	Family Interests	Corporate Interests	Other	Total	%**
Lane Success Development Limited	Dr. Lee Shau Kee			9,500 *(Note 6)*		9,500	95
	Mr. Lee Ka Kit				9,500 *(Note 6)*	9,500	95
	Mr. Lee Ka Shing				9,500 *(Note 6)*	9,500	95
Primeland Investment Limited	Dr. Lee Shau Kee			95 *(Note 7)*		95	100
	Mr. Lee Ka Kit				95 *(Note 7)*	95	100
	Mr. Lee Ka Shing				95 *(Note 7)*	95	100
Yieldway International Limited	Dr. Lee Shau Kee			2 *(Note 8)*		2	100
	Mr. Lee Ka Kit				2 *(Note 8)*	2	100
	Mr. Lee Ka Shing				2 *(Note 8)*	2	100

* *These shares were jointly held by Mr. Chan Wing Kin and his spouse.*

** *Percentage which the aggregate long position in the shares represents to the issued share capital of the Company or any of its associated corporations.*

Save as mentioned above, as at 30th June 2004, there were no other interests or short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) recorded in the register maintained by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

B. *Substantial Shareholders and Others*

As at 30th June 2004, the interests and short positions of every person, other than the Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

	Name of Company	No. of Shares in which interested	%***
Substantial Shareholders	Disralei Investment Limited *(Note 1)*	1,159,024,597	20.54
(a person who is entitled	Timpani Investments Limited *(Note 1)*	1,643,249,599	29.12
to exercise, or control the	Henderson Investment Limited *(Note 1)*	2,072,571,545	36.72
exercise of, 10 per cent or	Kingslee S.A. *(Note 1)*	2,072,571,545	36.72
more of the voting power at	Henderson Land Development		
any general meeting)	Company Limited *(Note 1)*	2,072,571,545	36.72
	Henderson Development Limited *(Note 2)*	2,076,538,017	36.79
	Hopkins (Cayman) Limited *(Note 3)*	2,157,017,776	38.22
	Riddick (Cayman) Limited *(Note 4)*	2,157,017,776	38.22
	Rimmer (Cayman) Limited *(Note 4)*	2,157,017,776	38.22
Persons other than	Macrostar Investment Limited *(Note 1)*	429,321,946	7.61
Substantial Shareholders	Medley Investment Limited *(Note 1)*	484,225,002	8.58

*** *Percentage which the aggregate long position in the shares represents to the issued share capital of the Company.*

Save as mentioned above, as at 30th June 2004, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares and underlying shares of the Company.

Notes:

1. These 2,072,571,545 shares were beneficially owned by Macrostar Investment Limited ("Macrostar"), Medley Investment Limited ("Medley") and Disralei Investment Limited ("Disralei"). Macrostar was a wholly-owned subsidiary of Henderson Investment Limited ("HI"). Medley and Disralei were wholly-owned subsidiaries of Timpani Investments Limited, which was in turn, a wholly-owned subsidiary of HI. Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("HLD"), owned 73.48 per cent of total issued shares in HI.

2. Henderson Development Limited ("HD") beneficially owned 61.87 per cent of the total issued shares of HLD. Of these 2,076,538,017 shares, 2,072,571,545 shares represented the shares described in Note 1 and the other shares were beneficially owned by a wholly-owned subsidiary of HD.

3. Of these 2,157,017,776 shares, 2,076,538,017 shares represented the shares described in Notes 1 and 2 and 80,479,759 shares were beneficially owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") owned all the issued ordinary shares which carry the voting rights in the share capital of HD and Fu Sang as trustee of a unit trust ("Unit Trust").

4. These 2,157,017,776 shares are duplicated in the interests described in Note 3. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of the respective discretionary trusts, held units in the Unit Trust. Mr. Lee Ka Kit and Mr. Lee Ka Shing, as discretionary beneficiaries of the discretionary trusts, were taken to have duties of disclosure in relation to these shares by virtue of Part XV of the SFO.

5. These 2,157,017,776 shares included the shares described in Notes 1 to 4. Dr. Lee Shau Kee beneficially owned all the issued shares in Rimmer, Riddick and Hopkins and was taken to be interested in these shares by virtue of Part XV of the SFO.

6. These 9,500 shares in Lane Success Development Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 4,500 shares) and a wholly-owned subsidiary of HLD (as to 5,000 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

7. These 95 shares in Primeland Investment Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 30 shares) and a wholly-owned subsidiary of HLD (as to 65 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

8. These 2 shares in Yieldway International Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 1 share) and a wholly-owned subsidiary of HLD (as to 1 share). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

CORPORATE INFORMATION

Board of Directors

As at the date of this report, the board of directors of the Company comprises: Dr. Lee Shau Kee (Chairman), Mr. Liu Lit Man*, Mr. Leung Hay Man*, Dr. Lee Hon Chiu*, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po*, Mr. Ronald Chan Tat Hung, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi and Mr. Lee Ka Shing.

* *Independent Non-executive Director*

Registered Office

23rd Floor, 363 Java Road, North Point,
Hong Kong

Company's Website

www.towngas.com

Registrars

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

A printed version of this Interim Report is available on request from the Company and the Company's Registrars free of charge. The website version of this Interim Report is also available on the Company's website.

If a shareholder wishes to change his choice of language and/or means of receipt of future corporate communications, the shareholder may at any time free of charge notify the Company's Registrars by reasonable notice in writing, stating his name(s) in both English and Chinese (if applicable), address, contact telephone number, number of shares held and details of his change of choice.

5. 此等2,157,017,776股股份包括附註1至附註4所述之股份。李兆基博士實益擁有Rimmer、Riddick及Hopkins全部已發行股份。根據《證券及期貨條例》第XV部，李兆基博士被視為擁有此等股份之權益。

6. 此等隆業發展有限公司之9,500股股份由本公司之全資附屬公司（擁有4,500股）及恒基地產之全資附屬公司（擁有5,000股）實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及本公司之權益。

7. 此等Primeland Investment Limited之95股股份由本公司之全資附屬公司（擁有30股）及恒基地產之全資附屬公司（擁有65股）實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及本公司之權益。

8. 此等溢匯國際有限公司之2股股份由本公司之全資附屬公司（擁有1股）及恒基地產之全資附屬公司（擁有1股）實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及本公司之權益。

公司資料

董事會

於本報告書日期，本公司董事會成員包括：李兆基博士（主席），廖烈文先生*，梁希文先生*，利漢釗博士*，林高演先生，李國寶博士*，陳達雄先生，李家傑先生，陳永堅先生，關育材先生及李家誠先生。

獨立非執行董事

註冊辦事處

香港北角渣華道363號23樓

公司網址

www.towngas.com

股份登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓

本中期報告書之印刷本於本公司及本公司的股份登記處備索，費用全免。本中期報告書之網上版本亦可於本公司網址瀏覽。

倘若任何股東希望更改日後公司通訊的語言版本及／或收取方式之選擇，該股東可在任何時間以書面通知本公司股份登記處，信中請列明股東之中文（如適用）及英文姓名、地址、聯絡電話、所持股數和有關選擇之變更情況，費用全免。

乙. 主要股東及其他人士

截至2004年6月30日止，除本公司董事以外之人士，根據《證券及期貨條例》第336條須予備存之登記冊所記錄，持有本公司股份及相關股份之權益及淡倉記錄如下：

	公司名稱	股份權益數量	%***
主要股東（在股東大會上有權行使或控制行使10%或以上投票權之人士）	迪斯利置業有限公司（*附註1*）	1,159,024,597	20.54
	Timpani Investments Limited（*附註1*）	1,643,249,599	29.12
	恒基兆業發展有限公司（*附註1*）	2,072,571,545	36.72
	Kingslee S.A.（*附註1*）	2,072,571,545	36.72
	恒基兆業地產有限公司（*附註1*）	2,072,571,545	36.72
	恒基兆業有限公司（*附註2*）	2,076,538,017	36.79
	Hopkins (Cayman) Limited（*附註3*）	2,157,017,776	38.22
	Riddick (Cayman) Limited（*附註4*）	2,157,017,776	38.22
	Rimmer (Cayman) Limited（*附註4*）	2,157,017,776	38.22
主要股東以外之人士	Macrostar Investment Limited（*附註1*）	429,321,946	7.61
	Medley Investment Limited（*附註1*）	484,225,002	8.58

*** *在股份之合計好倉佔本公司已發行股本百分率。*

除上述外，於2004年6月30日，根據《證券及期貨條例》第336條須予備存之登記冊，並無記錄其他人士在本公司之股份及相關股份中擁有任何權益或淡倉。

附註：

1. Macrostar Investment Limited（「Macrostar」）、Medley Investment Limited（「Medley」）及迪斯利置業有限公司（「迪斯利」）實益擁有此等2,072,571,545股股份。Macrostar及Timpani Investments Limited（「Timpani」）為恒基兆業發展有限公司（「恒基發展」）之全資附屬公司，Medley及迪斯利則為Timpani之全資附屬公司。恒基兆業地產有限公司（「恒基地產」）之全資附屬公司Kingslee S.A.擁有恒基發展所有已發行股份之73.48%。

2. 恒基兆業有限公司（「恒基兆業」）實益擁有恒基地產所有已發行股份之61.87%。在此等2,076,538,017股股份中，2,072,571,545股股份相當於附註1所述之股份，而其餘股份權益則由恒基兆業一全資附屬公司實益擁有。

3. 在此等2,157,017,776股股份中，2,076,538,017股股份相當於附註1及附註2所述之股份，80,479,759股股份則由富生有限公司（「富生」）實益擁有。Hopkins (Cayman) Limited（「Hopkins」）作為一單位信託（「單位信託」）之受託人，擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。

4. 此等2,157,017,776股股份權益已於附註3重覆敘述。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）各自作為兩個全權信託之受託人，擁有單位信託之單位權益。根據《證券及期貨條例》第XV部，李家傑先生及李家誠先生作為該兩個全權信託之可能受益人，被視為有責任披露此等股份權益。

公司名稱	董事姓名	個人	家族	公司	其他	總數	%**
隆業發展有限公司	李兆基博士			9,500 (附註6)		9,500	95
	李家傑先生				9,500 (附註6)	9,500	95
	李家誠先生				9,500 (附註6)	9,500	95
Primeland Investment Limited	李兆基博士			95 (附註7)		95	100
	李家傑先生				95 (附註7)	95	100
	李家誠先生				95 (附註7)	95	100
溢匯國際有限公司	李兆基博士			2 (附註8)		2	100
	李家傑先生				2 (附註8)	2	100
	李家誠先生				2 (附註8)	2	100

* *陳永堅先生與其配偶共同持有該等股份。*

** *在股份之合計好倉佔本公司或其任何相聯法團已發行股本百分率。*

除上述外，於2004年6月30日，根據《證券及期貨條例》第352條須予備存之登記冊，或根據《上市公司董事進行證券交易的標準守則》向本公司及聯交所作出之申報，並無記錄本公司董事在本公司或其任何相聯法團（定義見《證券及期貨條例》第XV部）之股份、相關股份及債權證中擁有其他權益或淡倉。

於2004年6月30日，本集團於此等聯屬公司之綜合應佔權益合共為港幣13億2千8百萬元。

借予聯營公司之港幣21億2千6百萬元貸款主要為聯營公司之物業發展項目提供資金，此等貸款並無抵押、免息及無固定之還款期。

借予共同控制實體之港幣22億7千2百萬元貸款包括借予一間由本集團與恒基兆業地產有限公司共同持有之合資公司用於西灣河住宅發展項目之貸款。此貸款並無抵押、有息及無固定之還款期。其餘貸款乃借予國內合資公司，此等貸款皆無抵押、無息及無固定之還款期。

有關為聯屬公司銀行融資協議提供之擔保及承諾注入資金之詳情列於中期賬目附註13及14(b)。

公開權益資料

甲. 董事

截至2004年6月30日止，根據《證券及期貨條例》第352條須予備存之登記冊所記錄，或根據《上市公司董事進行證券交易的標準守則》向本公司及香港聯合交易所有限公司（「聯交所」）作出之申報，各董事於本公司或其相聯法團（定義見《證券及期貨條例》第XV部）之股份、相關股份及債權證中擁有之權益及淡倉如下：

股份

公司名稱	董事姓名	個人	家族	公司	其他	總數	%**
香港中華煤氣有限公司	李兆基博士	3,226,174		2,157,017,776 *(附註5)*		2,160,243,950	38.28
	廖烈文先生	1,672,894				1,672,894	0.03
	李國寶博士	12,022,832				12,022,832	0.21
	陳達雄先生	1,940				1,940	0.00
	李家傑先生				2,157,017,776 *(附註4)*	2,157,017,776	38.22
	陳永堅先生	102,825*				102,825*	0.00
	關育材先生	36,300	41,129			77,429	0.00
	李家誠先生				2,157,017,776 *(附註4)*	2,157,017,776	38.22

其他資料

公司管治

本公司並無任何董事知悉任何資料，足以合理地指出本公司在本中期報告所包括會計期間的任何時間，概無或曾無遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14所載之最佳應用守則的規定。

審核委員會

本公司已於1996年5月成立審核委員會，以檢討及監察本公司之財務匯報程序及內部控制。審核委員會已於本年8月舉行會議，審閱截至2004年6月30日止之六個月內之未經審核中期業績報告。本集團核數師羅兵咸永道會計師事務所，根據香港會計師公會頒布之《核數準則》第700號「中期財務報表的審閱」審閱了本公司截至2004年6月30日止之六個月內之未經審核中期業績報告，並發出無修訂之審閱報告。

購回、出售或贖回本公司之股份之詳情

截至2004年6月30日止之六個月內，本公司及其任何附屬公司並無購回、出售或贖回本公司之股份。

本公司於2004年7月在香港聯合交易所有限公司購回4,923,000股股份，未計其他費用之總代價為港幣64,392,650元。股份回購是董事會為提高股東長遠利益而作出的。

提供予聯屬公司之財務資助及擔保

於2004年6月30日，本集團為其聯營公司及共同控制實體（統稱「聯屬公司」）提供之財務資助及擔保合共港幣55億零7百萬元，約佔本集團資產淨額之32%。根據於2004年3月31日前有效之上市規則第19項應用指引（根據過渡安排，仍適用於涉及在2004年7月1日前開始之會計期間之業績公布）之規定，此等聯屬公司於2004年6月30日之備考合併資產負債表載列如下：

	港幣百萬元
非流動資產	26,757
流動資產	2,064
流動負債	(1,570)
非流動負債	(22,256)
資產淨額	**4,995**
股本	1,621
儲備	3,374
股本及儲備	**4,995**

財務資源回顧

資產流動性及資本來源

於2004年6月30日，本集團之淨借貸為港幣1億9千2百萬元（於2003年12月31日：港幣2億8千4百萬元）。經計入港幣2億5千1百萬元之買賣證券組合（於2003年12月31日：港幣3億9千3百萬元）後，於2004年6月30日，本集團之流動資金總額為港幣5千9百萬元（於2003年12月31日：港幣1億零9百萬元）。此外，可動用之銀行融資額為港幣15億4千萬元（於2003年12月31日：港幣14億6千5百萬元）。

本集團營運及資本支出之資金來源為業務營運之現金收入、內部流動資產及銀行借貸。本集團擁有足夠之資金來源及可動用之銀行融資協議以作未來資本性投資與營運資金之需求。

借貸結構

於2004年6月30日，本集團銀行借貸總額為港幣28億3千1百萬元（於2003年12月31日：港幣22億8千2百萬元）。本集團所有貸款均為無抵押及按浮動利率計息，並享有一年以內還款期之循環信用額或定期借貸融資協議。

本集團之借貸基本上為港元貸款，並無面對重大外匯波動風險。於2004年6月30日及2003年12月31日，本集團之淨資本負債率（淨借貸／股東資金）分別約為1%及2%，財政狀況保持穩健。

或有負債

於2004年6月30日，本集團就提供予聯營公司及共同控制實體之銀行融資協議及財務承擔給予合共港幣11億零9百萬元擔保（於2003年12月31日：港幣9億9千8百萬元）。

貨幣概況

本集團之運作及業務主要在香港。其現金及現金等價物及借貸均以港幣或美元為主。本集團內地附屬公司及合資企業之借貸則以當地貨幣，即人民幣為主。

集團證券投資

本集團在股票及債券方面之投資，乃按照集團財資委員會之指引下進行。於2004年6月30日，證券投資為港幣9億5千萬元（於2003年12月31日：港幣12億5千4百萬元）。本集團於證券之投資表現令人滿意。

13. 或有負債

本集團為以下公司之銀行融資協議提供擔保：

	2004年 6月30日 港幣百萬元	2003年 12月31日 港幣百萬元
聯營公司	**998.0**	998.0
共同控制實體	**110.9**	—
	1,108.9	998.0

除了以上的披露外，本集團於2004年6月30日並無其他或有負債。

14. 承擔

(a) 與固定資產有關之資本承擔

	2004年 6月30日 港幣百萬元	2003年 12月31日 港幣百萬元
於期末／年末已獲批准但未計入賬之資本性支出	**760.3**	691.0
其中於期末／年末已簽約者	**447.6**	379.6

(b) 本集團在多項合資合同中承諾以股本及貸款方式向若干國內合資公司提供足夠資金，以作發展中國燃氣項目之用。董事會估計在此等項目之預計資金需求中，本集團之應佔部分約為港幣255,600,000元（2003年12月31日：港幣358,700,000元），而此亦為集團將會注入合資公司的股本及貸款的相關部分。

15. 有關連人士交易

本集團於截至2004年6月30日止之半年度內並無進行任何重要之有關連人士交易。

11. 股本

	股份數目		面值	
	2004年 6月30日	2003年 12月31日	**2004年 6月30日 港幣百萬元**	2003年 12月31日 港幣百萬元
法定股本：				
每股面值港幣				
二角五仙之普通股	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
已發行及已繳足股本：				
於期初／年初	**5,643,651,988**	5,690,855,988	**1,410.9**	1,422.7
股份回購	**–**	(47,204,000)	**–**	(11.8)
於期末／年末	**5,643,651,988**	5,643,651,988	**1,410.9**	1,410.9

12. 各項儲備金

	物業重估儲備 港幣百萬元	一般儲備 港幣百萬元	資本贖回儲備 港幣百萬元	未經分配溢利 港幣百萬元	總額 港幣百萬元
於2004年1月1日	3,061.4	3,320.0	156.0	3,327.4	9,864.8
股東應佔溢利	–	–	–	1,766.0	1,766.0
擬派2003年末期股息	–	–	–	1,298.0	1,298.0
已派2003年末期股息	–	–	–	(1,298.0)	(1,298.0)
於2004年6月30日	3,061.4	3,320.0	156.0	5,093.4	11,630.8
擬派2004年中期股息後結餘	3,061.4	3,320.0	156.0	4,416.2	10,953.6
擬派2004年中期股息	–	–	–	677.2	677.2
	3,061.4	3,320.0	156.0	5,093.4	11,630.8

9. 應收及預付賬款（續）

附註

(a) 本集團為各類客戶設定不同之信貸政策。貿易應收賬款之信貸期由30日至60日不等，並由管理層定期檢討。於2004年6月30日，扣除撥備後貿易應收賬款之賬齡分析如下：

	2004年 6月30日 港幣百萬元	2003年 12月31日 港幣百萬元
0至30日	**943.3**	870.7
31至60日	**46.6**	43.2
61至90日	**20.3**	25.8
超過90日	**117.9**	94.3
	1,128.1	1,034.0

(b) 其他應收賬款及應收款包括投資於一國內合資公司港幣256,000,000元（2003年12月31日：港幣256,000,000元）之預付款項。

10. 貿易及其他應付賬款

	2004年 6月30日 港幣百萬元	2003年 12月31日 港幣百萬元
貿易應付賬款（*附註*）	**142.8**	126.3
其他應付賬款及應計費用	**576.1**	574.1
	718.9	700.4

附註

於2004年6月30日，貿易應付賬款之賬齡分析如下：

	2004年 6月30日 港幣百萬元	2003年 12月31日 港幣百萬元
0至30日	**114.9**	109.9
31至60日	**14.3**	5.3
61至90日	**2.1**	1.9
超過90日	**11.5**	9.2
	142.8	126.3

8. 固定資產

	土地 港幣百萬元	發展中物業 港幣百萬元	樓房、廠場、煤氣管及其他設備 港幣百萬元	總額 港幣百萬元
原值				
於2004年1月1日	**1,921.3**	**204.4**	**12,849.7**	**14,975.4**
增加	**0.7**	**5.4**	**591.5**	**597.6**
出售	–	–	**(67.0)**	**(67.0)**
於2004年6月30日	**1,922.0**	**209.8**	**13,374.2**	**15,506.0**
累積折舊				
於2004年1月1日	**335.0**	–	**4,996.1**	**5,331.1**
期內折舊	**19.9**	–	**202.2**	**222.1**
出售	–	–	**(66.6)**	**(66.6)**
於2004年6月30日	**354.9**	–	**5,131.7**	**5,486.6**
賬面淨值				
於2004年6月30日	**1,567.1**	**209.8**	**8,242.5**	**10,019.4**
於2003年12月31日	1,586.3	204.4	7,853.6	9,644.3

9. 應收及預付賬款

	2004年 6月30日 港幣百萬元	2003年 12月31日 港幣百萬元
貿易應收賬款（*附註a*）	**1,128.1**	1,034.0
其他應收賬款及應收款（*附註b*）	**631.3**	596.0
預付款項	**44.8**	58.9
	1,804.2	1,688.9

5. 稅項

	截至6月30日止六個月	
	2004	2003
	港幣百萬元	港幣百萬元
本公司及附屬公司：		
當期稅項－依照本期間估計應課稅溢利按17.5%（2003年稅率為17.5%）撥取之香港利得稅準備	**353.5**	350.3
當期稅項－往年度超額之準備	**(26.6)**	–
遞延稅項暫時差異之產生及轉回	**33.3**	13.7
因稅率由2002年之16%提高至2003年之17.5%而產生之遞延稅項	**–**	74.5
	360.2	438.5
應佔以下實體之稅項：		
聯營公司	**(1.2)**	–
共同控制實體	**11.5**	–
	370.5	438.5

6. 股息

	截至6月30日止六個月	
	2004	2003
	港幣百萬元	港幣百萬元
2003年已付末期股息每股港幣23仙（2002年末期股息：每股港幣23仙）	**1,298.0**	1,305.3
2004年擬派中期股息每股港幣12仙（2003年中期股息：每股港幣12仙）	**677.2**	677.2
	1,975.2	1,982.5

7. 每股盈利

每股盈利乃根據股東應佔溢利港幣17億6千6百萬元（2003年：港幣18億零5百10萬元）及已發行加權平均股數5,643,651,988股（2003年已就股份回購作出調整之股數：5,667,556,821股）計算。

3. 未計投資回報之營業溢利

	截至6月30日止六個月	
	2004	2003
	港幣百萬元	港幣百萬元
營業額	**4,266.9**	3,975.6
減支出：		
已使用之庫存及物料	**(1,425.4)**	(1,197.6)
人力成本	**(354.3)**	(351.3)
折舊	**(222.1)**	(217.5)
其他營業支出	**(298.6)**	(296.6)
未計投資回報之營業溢利	**1,966.5**	1,912.6

4. 除稅前溢利

	截至6月30日止六個月	
	2004	2003
	港幣百萬元	港幣百萬元
除稅前溢利已計入及扣除下列項目：		
計入：		
股本證券之股息收入		
－上市投資	**17.8**	24.5
－非上市投資	**0.8**	－
債務證券之利息收入		
－上市投資	**5.9**	19.7
－非上市投資	**6.7**	5.5
證券投資已變現及未變現之淨溢利	**57.9**	53.3
扣除：		
已售存貨成本	**1,584.6**	1,363.2

1. 編製基準及會計政策

未經審核簡明綜合中期賬目(「中期賬目」)乃按照香港會計師公會頒布之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」及香港聯合交易所有限公司上市規則附錄16而編製。此等中期賬目應與2003年度賬目一併閱讀。

編製此等中期賬目所採用之會計政策與截至2003年12月31日止之年度賬目所採用者一致。

董事會於期內檢討煤氣廠之可用年期,並認為位於大埔之煤氣廠之估計可用年期應恰當地由25年轉為30年。此會計估算之變動使本集團期內之折舊費用減少約港幣10,400,000元。

2. 營業額

本集團主要從事燃氣生產、輸送與銷售,以及經營與燃氣有關之業務。由於本集團超過90%之綜合營業額及營運業績均從以上業務及在香港產生,故無呈列分部分析。營業額包括以下項目:

	截至6月30日止六個月	
	2004	2003
	港幣百萬元	港幣百萬元
燃氣銷售,未計燃料調整費	**3,366.7**	3,244.5
燃料調整費	**294.2**	124.9
燃氣銷售,已計燃料調整費	**3,660.9**	3,369.4
爐具銷售	**383.3**	424.6
保養及維修	**117.5**	115.9
其他銷售	**105.2**	65.7
	4,266.9	3,975.6

綜合權益變動表（未經審核）

截至6月30日止六個月

	附註	**2004** **港幣百萬元**	2003 港幣百萬元
於1月1日之總權益		**16,481.5**	15,828.6
期內股東應佔溢利	12	**1,766.0**	1,805.1
已付股息	6		
2002年末期股息		**–**	(1,305.3)
2003年末期股息		**(1,298.0)**	–
股份回購		**–**	(450.6)
於6月30日之總權益		**16,949.5**	15,877.8

簡明綜合現金流量表（未經審核）
截至6月30日止六個月

	2004 港幣百萬元	2003 港幣百萬元
營業項目現金淨收入	**1,966.8**	1,695.9
投資項目現金淨（支出）／收入	**(683.1)**	620.4
融資項目現金淨支出	**(737.0)**	(2,952.3)
現金及現金等價物增加／（減少）	**546.7**	(636.0)
於1月1日之現金及現金等價物	**1,589.9**	2,142.7
外幣匯率變動之影響	**1.9**	–
於6月30日之現金及現金等價物	**2,138.5**	1,506.7
現金及現金等價物結餘分析		
銀行存款及現金淨額	**377.6**	128.5
三個月或以下定期存款	**1,769.8**	1,394.4
銀行透支	**(8.9)**	(16.2)
	2,138.5	1,506.7

綜合資產負債表

於2004年6月30日

	附註	未經審核 2004年 6月30日 港幣百萬元	經審核 2003年 12月31日 港幣百萬元
資產			
非流動資產			
固定資產	8	**10,019.4**	9,644.3
聯營公司		**2,654.2**	2,703.8
共同控制實體		**3,108.1**	2,558.9
投資證券		**698.7**	861.3
		16,480.4	15,768.3
流動資產			
發展中可供出售物業		**1,143.8**	1,105.7
存貨		**665.5**	658.5
應收及預付賬款	9	**1,804.2**	1,688.9
職員房屋貸款		**137.1**	147.5
買賣證券		**250.8**	392.6
定期存款、現金及銀行結存		**2,639.2**	1,998.2
		6,640.6	5,991.4
流動負債			
貿易及其他應付賬款	10	**(718.9)**	(700.4)
稅項準備		**(395.5)**	(221.8)
銀行貸款及透支		**(2,830.6)**	(2,281.5)
		(3,945.0)	(3,203.7)
流動資產淨額		**2,695.6**	2,787.7
資產總額減流動負債		**19,176.0**	18,556.0
非流動負債			
客戶按金		**(913.5)**	(890.3)
遞延稅項		**(938.3)**	(905.0)
遞延負債		**(86.4)**	(56.7)
		(1,938.2)	(1,852.0)
少數股東權益		**(288.3)**	(222.5)
資產淨額		**16,949.5**	16,481.5
資金及儲備			
股本	11	**1,410.9**	1,410.9
股本溢價		**3,907.8**	3,907.8
各項儲備金	12	**10,953.6**	9,864.8
擬派股息	12	**677.2**	1,298.0
		16,949.5	16,481.5

綜合損益表（未經審核）

截至6月30日止六個月

	附註	2004 港幣百萬元	2003 港幣百萬元
營業額	2	**4,266.9**	3,975.6
未計投資回報之營業溢利	3	**1,966.5**	1,912.6
投資收入		**88.1**	83.6
利息收入		**41.2**	47.1
利息支出		**(2.9)**	(4.5)
所佔聯營公司溢利減虧損		**38.7**	209.7
所佔共同控制實體溢利減虧損		**16.1**	4.0
除税前溢利	4	**2,147.7**	2,252.5
税項	5	**(370.5)**	(438.5)
除税後溢利		**1,777.2**	1,814.0
少數股東權益		**(11.2)**	(8.9)
股東應佔溢利		**1,766.0**	1,805.1
股息－擬派中期股息	6	**677.2**	677.2
每股盈利，港仙計	7	**31.3**	31.8

地產發展項目

集團持有機場鐵路香港站發展項目15%權益。國際金融中心第二期發展之商場及寫字樓已租出超過90%。該項目酒店綜合發展部分由兩座分別為六星級酒店及附服務設施之住宅大樓組成，建築工程進度良好，預期於2005年中落成啟用，將由四季酒店集團管理。

集團持有西灣河嘉亨灣項目50%權益。該項目已於今年8月初開始預售，反應非常熱烈。預計於2005年落成，提供2,020個單位，總樓面面積約170萬平方呎。預期該項目可為集團帶來可觀利潤。

馬頭角南廠地盤現正興建五幢住宅樓宇，提供約2,000個單位，住宅樓面面積約98萬平方呎，連商場總樓面面積逾110萬平方呎。地基工程已完成，上蓋工程正在進行中，預期該項目於2006年落成。

僱員及生產效率

於2004年6月30日，煤氣業務僱員人數為1,969人，客戶數目則增加約46,000戶，而整體生產效率提升3.4%。截至2004年6月30日止六個月，煤氣業務僱員之薪酬總額為港幣3億1千2百萬元，而去年同期之薪酬總額為港幣3億1千3百萬元。集團會按僱員之工作能力和表現，給予合適之晉升機會和獎賞，並積極提供各項培訓，竭力為客戶提供更優質服務。

股息

董事會宣布派發本年度中期股息每股港幣12仙，給予於2004年10月8日登記在股東名冊內之股東。本公司將於2004年10月7日星期四及2004年10月8日星期五兩天，暫停辦理股份過戶登記。股息單將於2004年10月25日星期一寄予各股東。

2004年業務展望

公司過去六年未有增加煤氣基本收費，但董事會將盡力維持業務之穩定。

此致

列位股東

董事會主席
李兆基 謹啟

香港，2004年9月7日

中國業務發展

中國是全球發展燃氣市場及燃氣項目幅員最廣闊之地區，對能源需求甚殷。目前內地普遍缺電缺煤，煤炭及石油價格持續高企，形成天然氣是既環保、亦經濟之優選能源。中央政府將致力使天然氣之用量倍增，無疑對國內天然氣業務提供良好之發展前景。

集團發展內地城市管道燃氣市場，至今已成功在廣東、華東、山東及華中地區取得26個城市之管道燃氣合資項目，包括於今年簽署合資合同，分別位於廣東省佛山市順德區及江蘇省丹陽市之兩個項目。另外亦參與了安徽省天然氣中游建設項目，佔25%權益，藉此開發該省之城市燃氣項目。

西氣東輸管道項目已於去年底開始供氣予華東地區。集團之多個城市燃氣項目，包括南京、常州、蘇州工業園區、宜興、馬鞍山等正在置換天然氣，運作良好。由於內地業務之基礎已漸穩固，品牌亦已建立，集團將會把資源投放於較大型之城市，投資金額將會相應提高。

集團亦在開拓城市管道燃氣市場之基礎上尋求投資於有潛質之省內跨城市天然氣支管線之建設及營運，與城市下游市場互相呼應，以增加集團在清潔能源市場上之整合策略作用。此外，集團藉着在香港之經驗及技術知識，亦在內地尋求發展汽車用天然氣加氣站及區域式燃氣空調供應等天然氣應用業務。

集團在內地之業務發展正按着循序漸進之策略向前邁進，個別合資公司已開始接收天然氣，加快了管道燃氣之市場增長，運作順利，業務發展前景廣闊。

環保能源業務

石油氣加氣站業務是由集團全資附屬公司易高環保能源有限公司（「易高」）經營。直至本年7月底，全港共有12個專用石油氣加氣站，其中五個為易高加氣站，另外已有36個油站加裝石油氣加氣設備，以應付現時18,000部的士及約1,000部小巴之石油氣需求。現時易高加氣站之市場佔有率約為30%，為集團帶來穩定收入。

易高亦與新界東北堆填區之經營者於2003年簽訂協議，興建位於打鼓嶺之沼氣處理廠，以及鋪設一條全長19公里連接大埔煤氣廠之管道，運用堆填區沼氣產生之甲烷氣，作為煤氣生產之部分燃料。上述有關設施建成後，可大大減少新界東北地區之廢氣排放量，減少溫室效應。由於經處理之沼氣可取代部分石腦油作為燃料，可以減少耗用天然資源。

香港中華煤氣有限公司
二零零四年中期報告書

敬啟者：

上半年度業績概況

董事會宣布本集團截至2004年6月30日止六個月內，未經審核股東應佔溢利為港幣17億6千6百萬元。

本集團本年度上半年未經審核之業務要點及去年同期比較數字如下：

	未經審核 截至6月30日止六個月 **2004**	 2003
營業額，未計燃料調整費，港幣百萬元計	**3,972.7**	3,850.7
營業額，已計燃料調整費，港幣百萬元計	**4,266.9**	3,975.6
股東應佔溢利，港幣百萬元計	**1,766.0**	1,805.1
每股盈利，港幣仙計	**31.3**	31.8
每股中期股息，港幣仙計	**12.0**	12.0
本港煤氣銷售量，百萬兆焦耳計	**15,142**	14,851
於6月30日本港客戶數目	**1,538,751**	1,492,860

2003年上半年度之股東應佔溢利包括攤分出售國際金融中心二期共14層予香港金融管理局之溢利超過港幣2億元。經計入聯營公司之地產收益及調整回購股份後，去年上半年度每股盈利為港幣31.8仙，2004年上半年度每股盈利則為港幣31.3仙，較去年同期略為減少1.6%。

財務報表之詳情載於本中期報告書第4至14頁。

本港煤氣業務

本港煤氣業務保持穩健增長。今年上半年本港煤氣銷售量較去年同期增加2.0%。由於去年飲食及酒店業受非典型肺炎疫潮影響，工商業煤氣銷售量因而下降。今年上半年工商業煤氣銷售量較去年同期上升5.4%，住宅煤氣銷售量則與去年同期相若。截至2004年6月30日止，客戶數目達1,538,751戶，較去年同期增加45,891戶。

2004

中 期 報 告 書

煤氣

香 港 中 華 煤 氣 有 限 公 司